Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 6 DATED OCTOBER 15, 2019 TO THE

PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 6 (the “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, Supplement No. 3 dated August 15, 2019, Supplement No. 4 dated September 17, 2019 and Supplement No. 5 dated September 30, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2019, the first business day of the month;
•	to disclose the calculation of our NAV per share as of September 30, 2019;
•	to provide an update on the status of our current public offering; and
•	to provide portfolio metrics regarding the status of our investments as of September 30, 2019.

November 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of November 1, 2019, the first business day of the month, (and repurchases as of October 31, 2019) is as follows:

Transaction Price (per share)
Class A	$25.0728
Class T	$25.0554
Class S	$25.0075
Class D	$25.0728
Class I	$25.0643

As of September 30, 2019, we had not sold any Class S shares. The November 1, 2019 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of September 30, 2019. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2019 that would have a material impact on our NAV per share.

September 30, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2019.

Our total NAV presented in the following tables includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of September 30, 2019, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of September 30, 2019 ($ and shares in thousands):

Components of NAV	September 30, 2019
Commercial mortgage loans	$435,750
Real estate securities	134,888
Cash and cash equivalents and restricted cash	47,515
Other assets	7,515
Repurchase agreements - commercial mortgage loans	(270,564)
Repurchase agreements - real estate securities	(90,964)
Payable for securities purchased	(1,500)
Due to related parties	(1,399)
Distributions payable	(1,650)
Interest payable	(486)
Accrued stockholder servicing fees (1)	(1)
Other liabilities	(652)
Net asset value	$258,452
Number of outstanding shares	10,335
Aggregate NAV per share	$25.0075

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of September 30, 2019, we have accrued under GAAP $62 of stockholder servicing fees payable to the Dealer Manager related to the Class T shares sold and $20 of stockholder servicing fees payable to the Dealer Manager related to the Class D shares sold. As of September 30, 2019, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2019 ($ and shares in thousands, except per share data):

NAV Per Share	Class A	Class T	Class D	Class I
Net asset value	$908	$1,085	$225	$228
Number of outstanding shares	36	43	9	9
NAV per share as of September 30, 2019	$25.0728	$25.0554	$25.0728	$25.0643

Status of our Current Public Offering

We accept subscriptions in our public offering as of the first business day of each month. On October 1, 2019, we issued and sold 117,163 shares of our common stock (consisting of 65,165 Class A shares, 18,305 Class T shares, 11,181 Class D shares, and 22,512 Class I shares) in our public offering, resulting in gross proceeds of $3,054,882. As of the date hereof, we have issued and sold (including DRIP shares) a total of 214,740 shares of our common stock (consisting of 101,392 Class A shares, 61,600 Class T shares, 20,142 Class D shares, and 31,606 Class I shares) in our public offering, resulting in gross proceeds of $5,596,613. We intend to continue selling shares in our public offering on a monthly basis.

Portfolio Metrics as of September 30, 2019

Attached hereto as Appendix A are portfolio metrics regarding the status of our investments as of September 30, 2019.

Appendix A

3rd Quarter Loan Payoffs 3 Number of Loans $70.1 million Total Balance $23.4 million Average Balance $6.9 to $42 million Range of Balances 100% First Mortgage Loan Payoffs 1.0 years Average Remaining Term at Payoff   Based on the par value of investments as of 9/30/2019. Subject to change without notice. 1

Portfolio Highlights Average Leverage Ratio $1.5-$40.7 Million 2.16 Years Average Investment Balance Weighted average of the loan to value’s at origination, based on current loan balance. Based on the par value of investments as of 9/30/2019. Subject to change without notice. Portfolio Size $567.1 Million $13.2 Million Range of Investment Balances Investments 43 Average First Mortgage Term 67.5% 2

Current Portfolio Investments by Floating vs. Fixed Rate Portfolio Size of $567.1 Million 2% Fixed Rate 98% Floating Rate Based on the par value of investments as of 9/30/2019. Subject to change without notice. 3

Current Portfolio Investments by Loan Type Portfolio Size of $567.1 Million 24% CMBS First Mortgage 74% 2%Credit Loan Based on the par value of investments as of 9/30/2019. Subject to change without notice. 4

Current Portfolio Investments by Region Portfolio Size of $567.1 Million 16% Southwest 22% West 16% Southeast 8.5% Mid Atlantic 8.5% Various 2% Rocky Mountain 10% Great Lakes Based on the par value of investments as of 9/30/2019. Subject to change without notice.5

Investments by Property Type Current Portfolio Portfolio Size of $567.1 Million Multifamily Hospitality Office Retail Mixed Use Based on the par value of investments as of 9/30/2019. Subject to change without notice. 2% Mixed Use 26% Hospitality Office 26% 35% Multifamily 8% Industrial 3% Retail 6

Current Portfolio Investment Portfolio Investment Type Current Investment Amount Property Type Origination or Purchase Date Initial Maturity Date First Mortgage $30M Multifamily 9/2019 10/2022 First Mortgage $14.9M Office 9/2019 10/2023 First Mortgage $7.0M Office 8/2019 9/2022 First Mortgage $14M Office 7/2019 8/2021 First Mortgage $6.35M Mixed-Use 6/2019 7/2022 First Mortgage $40.7M Office 6/2019 7/2022 First Mortgage $12.1M Multifamily 5/2019 6/2022 First Mortgage $24M Multifamily 5/2019 6/2022 First Mortgage $6.2M Multifamily 4/2019 5/2021 First Mortgage $15.8M Industrial 4/2019 4/2022 First Mortgage $9.9M Multifamily 1/2019 2/2022 As of 9/30/2019. Subject to change without notice. 7

Current Portfolio Investment Portfolio (continued) Investment Type Current Investment Amount Property Type Origination or Purchase Date Initial Maturity Date First Mortgage $14.2M Multifamily 1/2019 2/2022 First Mortgage $16.15M Hospitality 12/2018 1/2022 First Mortgage $24.5M Hospitality 12/2018 12/2020 First Mortgage $26.5M Multifamily 11/2018 12/2020 First Mortgage $5.2M Multifamily 11/2018 12/2021 First Mortgage $6.6M Multifamily 10/2018 11/2021 First Mortgage $19.2M Multifamily 10/2018 10/2020 First Mortgage $8.5M Multifamily 9/2018 10/2021 First Mortgage $23.5M Office 9/2018 9/2021 First Mortgage $16.2M Multifamily 8/2018 9/2021 First Mortgage $6.8M Multifamily 5/2018 6/2021 As of 9/30/2019. Subject to change without notice. 8

Current Portfolio Investment Portfolio (continued) Investment Type Current Investment Amount Property Type Origination or Purchase Date Initial Maturity Date First Mortgage $31M Industrial 5/2018 5/2021 First Mortgage $11.8M Retail 3/2018 4/2021 First Mortgage $15.6M Office 12/2017 12/2020 First Mortgage $14.65M Office 12/2017 1/2021 Credit Loan $3.0M Hospitality 3/2018 4/2023 Credit Loan $7.5M Office 9/2017 10/2027 CMBS $1.5M Office 10/2019 9/2022 CMBS $10M Multifamily 7/2019 7/2021 CMBS $8.0M Mixed Use 7/2019 6/2021 CMBS $17.6M Hospitality 5/2019 5/2021 As of 9/30/2019. Subject to change without notice. 9

Current Portfolio Investment Portfolio (continued) Investment Type Current Investment Amount Property Type Origination or Purchase Date Initial Maturity Date CMBS $10M Office 3/2019 3/2020 CMBS $8.5M Hospitality 12/2018 6/2020 CMBS $9.7M Hospitality 9/2018 6/2021 CMBS $10M Hospitality 8/2018 6/2020 CMBS $10M Hospitality 5/2018 5/2020 CMBS $27.7M Hospitality 5/2018 5/2020 CMBS $2.0M Hospitality 5/2018 5/2020 CMBS $5.0M Hospitality 2/2018 2/2020 CMBS $5.0M Hospitality 12/2017 12/2019 CMBS $5.0M Hospitality 9/2017 8/2019 CMBS $5.1M Retail 7/2017 7/2019 As of 9/30/2019. Subject to change without notice. 10